Exhibit 99.1

For Immediate Distribution

RR Media Files Annual Report On Form 20-F With The U.S.
Securities And Exchange Commission

Airport City Business Park, Israel – March 16, 2015 - RR Media (NASDAQ: RRM), a leading provider of global digital media services to the broadcast industry, announced today that it has filed with the U.S. Securities and Exchange Commission (SEC) its Annual Report on Form 20-F for the year ended December 31, 2014. The Annual Report is available for viewing and download on the SEC's website at www.sec.gov, as well as under the Investors section of RR Media’s website at www.rrmedia.com. A hard copy of RR Media’s Annual Report is available upon request, free of charge, by contacting investors@rrmedia.com.

About RR Media
RR Media (NASDAQ: RRM) works in partnership with the world’s leading media players to create the richest possible media and entertainment experiences for the world’s consumers. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than 650 channels and to leagues and right holders of over 100,000 hours of sports and live events yearly. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com
Company Contact:
Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investor Contact:
Hayden/ MS - IR
Brett Maas/ Miri Segal-Scharia
Tel: 646-536-7331 / 917-607-8654